C. Douglas Buford, Jr.	425 West Capitol Avenue, Suite 1800
Direct Dial: 501-688-8866	Little Rock, Arkansas 72201-3525
Fax: 501-918-7866	Telephone: 501-688-8800
E-mail: dbuford@mwlaw.com	Fax: 501-688-8807

May 8, 2013

VIA EDGAR AND ELECTRONIC MAIL

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Truckload Services, Inc.

Registration Statement on Form S-3

Filed March 28, 2013

File No. 333-187587

Dear Mr. Dobbie:

Following are responses of Universal Truckload Services, Inc. (the “Company”) to the comments contained in the letter to Mr. H. E. “Scott” Wolfe, dated April 22, 2013. For convenient reference, this response letter duplicates the text of each numbered comment, as well as the headings contained in the comment letter.

Amendment No. 1 to the referenced Form S-3 Registration Statement has been transmitted via EDGAR on the date of this response letter. We have included with this letter two copies of Amendment No. 1, of which one copy is marked to show changes from the original Form S-3 Registration Statement as filed March 28, 2013. Where appropriate, the responses below refer to specific pages or sections of Amendment No. 1.

Comments and Responses

General

1.	Please advise whether you believe you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. If so, please provide us with your basis for that conclusion. To the extent you do not meet the public float requirement and intend to rely upon General Instruction I.B.6, please revise to include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus cover page.

Mr. Justin Dobbie

United States Securities and Exchange Commission

May 8, 2013

Response: The Company meets the requirements for eligibility to conduct a primary offering under General Instruction I.B.1 to Form S-3. General Instruction I.B.1 provides that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant shall be computed by use of the price at which the common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the filing. The Company filed its Registration Statement on Form S-3 on March 28, 2013. On March 27, 2013, the closing price of its Common Stock reported by NASDAQ was $23.17. On March 28, 2013, the date of filing the Form S-3, the number of shares held by non-affiliates was 5,394,593. Accordingly, the aggregate market value of the Company’s voting common equity held by non-affiliates was $125.0 million as of the date that the Form S-3 was filed, which exceeds the $75 million amount required by General Instruction I.B.1 to be eligible to conduct a primary offering.

2.	Given the size of the secondary offering relative to your public float and to the number of shares outstanding held by non-affiliates, and the nature of the selling stockholders, please provide us with your analysis supporting your determination that the selling stockholders are not statutory underwriters and their portion of the offering is not an indirect primary offering. For guidance refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: In light of the staff’s comment, we have revised the prospectus to disclose that the selling stockholders will be deemed to be underwriters within the meaning of the Securities Act. See page 21 of Amendment No. 1.

Registration Statement Cover Page

3.	We note your disclosure in footnote 2 to the Calculation of Registration Fee table that the securities registered include unspecified amounts and numbers of securities that may be issued “pursuant to the anti-dilution provisions of any such securities.” Please revise this language to refer specifically to Rule 416 and the anti-dilution transactions covered by such rule.

Response: We have revised the referenced footnote as requested. See the cover page of Amendment No. 1.

4.	We note your disclosure in footnote 2 to the Calculation of Registration Fee table that “[s]eparate consideration may or may not be received for securities issuable on exercise, conversion, or exchange of other securities.” To the extent that separate consideration is to be received, please confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of all securities sold. Refer to Rule 457(i) of the Securities Act.

Mr. Justin Dobbie

United States Securities and Exchange Commission

May 8, 2013

Response: We confirm that, in accordance with Rule 457(i), to the extent that separate consideration is to be received for securities issuable on exercise, conversion, or exchange of the securities registered by the Registration Statement, the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of all securities registered on this Registration Statement.

Documents Incorporated by Reference, page 2

5.	We note that you are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and that certain portions of your Definitive Proxy Statement for your 2013 Annual Meeting are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your 2013 Annual Meeting or amend your Form 10-K to include the information required in Part III prior to requesting acceleration of the effectiveness of your registration statement. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: We confirm our understanding that we must file the Company’s Definitive Proxy Statement for the 2013 Annual Meeting or amend the Company’s Form 10-K to include the information required in Part III prior to requesting acceleration of the effectiveness of the Registration Statement. The Company’s Definitive Proxy Statement for the 2013 Annual Meeting was filed with the Commission on April 29, 2013.

Exhibit 5.1

6.	Please remove the language in the penultimate paragraph on page 4 of the opinion stating that the opinion is based on facts assumed by counsel as it is inappropriate to assume material facts underlying the opinion or any readily ascertainable facts.

Response: The legal opinion has been revised as requested. See Exhibit 5.1 to Amendment No. 1.

7.	Please remove the language in the penultimate paragraph on page 4 of the opinion stating that the opinion “has been prepared solely for your use in connection with the filing of the Registration Statement.” This is an inappropriate limitation on reliance.

Response: The legal opinion has been revised as requested. See Exhibit 5.1 to Amendment No. 1.

Mr. Justin Dobbie

United States Securities and Exchange Commission

May 8, 2013

8.	Please revise the last paragraph on page 4 of the opinion to have counsel clearly consent to being named in the registration statement

Response: The legal opinion has been revised as requested. See Exhibit 5.1 to Amendment No. 1.

If you have any questions or require further information, please contact me by telephone at (501) 688-8866 or by facsimile at (501) 918-7866.

Sincerely,

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.

By	/s/ C. DOUGLAS BUFORD, JR.
C. Douglas Buford, Jr.

CDB:dw

Enclosures

cc:	Mr. H. E. “Scott” Wolfe (w/ enclosures)

Ms. Ada D. Sarmento (w/ enclosures)